Terry R. Young
Assistant General Counsel and
Assistant Secretary

720 East Wisconsin Avenue
Milwaukee, WI 53202-4797
(414) 665-2092 office
(414) 625-2092 fax
terryyoung@northwesternmutual.com
VIA EMAIL AND EDGAR
October 24, 2024
Eileen M. Smiley
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:
Initial Registration Statement on Form N-6 for
Survivorship Variable Universal Life Plus Policy
The Northwestern Mutual Variable Life Account II
File Nos. 333-282581 and 811-21933
Dear Ms. Smiley:
On behalf of The Northwestern Mutual Life Insurance Company (the “Company”), I have enclosed for your convenience a copy of the above-referenced initial registration statement (the “Registration Statement”) filed with the Securities and Exchange Commission (“SEC”) on October 10, 2024. The Registration Statement was filed under the Securities Act of 1933 (the “Securities Act”) to register the Company’s new Survivorship Variable Universal Life Plus policy (the “New Policy”), which we hope to have effective on or before June 1, 2025.
The Company respectfully requests that the SEC staff afford the Registration Statement selective review in accordance with Securities Act Release No. 6510 (Feb. 15, 1984). Accordingly, as you know, I have already provided under separate cover in an email dated October 21, 2024, marked copies of the prospectus, the statement of additional information (“SAI”) and initial summary prospectus (“ISP”) from the Registration Statement. The prospectus, SAI and ISP are substantially similar to the prospectus, SAI and ISP for the Company’s Variable Universal Life Plus policy included in Post-Effective Amendment Number 11 to the Form N-6 registration statement filed on April 30, 2024 (File No. 333-230143) (the “Existing Policy”).
The previously provided prospectus, SAI and ISP are appropriately marked to indicate the differences between the New Policy and the Existing Policy. The material differences between the two are as follows:
(1)
The New Policy is a second-to-die flexible premium variable universal life insurance policy while the Existing Policy is a single life flexible premium variable universal life insurance policy.
(2)
Certain optional benefits offered under the Existing Policy will not be offered under the New Policy (Waiver Benefit: Selected Monthly Premium Benefit, Additional Purchase Benefit and Death Benefit Guarantee).
(3)
The New Policy will make a Terminal Illness Benefit available as a standard benefit while the Existing Policy does not make available such a benefit.
*******

If you have any questions or comments regarding the Registration Statement, or if there is anything that we can do to facilitate the SEC staff’s review of the Registration Statement, please call the undersigned at (414) 665-2092 or Thomas Bisset at (202) 383-0118. As always, we greatly appreciate the SEC staff’s efforts in assisting the Company with its registration statement filings.
Sincerely,
/s/ Terry R. Young
Terry R. Young
Assistant General Counsel and
Assistant Secretary
Enclosure
cc: Thomas Bisset